SECURITAS SYSTEMS

Stockholm 07 07 26

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

SEC MAIL PROCESSING
RECEIVED
AUG - 1 2007
WASH., D.C.
186 SECTION

Please find enclosed information required by Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Best Regards

Åsa Larsson
Head of Communications and Investor Relations
Securitas Systems

Telephone: +46 8 657 7433
Fax: +46 8 657 7625
Mobile: +46 70 660 7433
E-mail: asa.larsson@securitassystems.com

SUPPL

07025852

PROCESSED
AUG 1 4 2007
THOMSON
FINANCIAL

PRESS RELEASE

Stockholm, July 25, 2007

Securitas Systems to publish Interim Report on Wednesday August 8, 2007

Securitas Systems AB will publish January-June report 2007 on Wednesday, August 8 at 08.30 a.m. (CET). The press release will be available on Systems' website immediately after publishing. CEO Juan Vallejo and CFO Peter Ragnarsson will comment on the results during a press conference starting at 10.00 a.m. (CET).

Agenda (AM, CET)

08.30 Report release
The report will be sent as a press release and will be published on www.securitassystems.com

09.00 Presentation slides
Presentation slides will be available at Systems website.

10.00 Press conference
Venue: Securitas Systems AB, Lindhagensplan 70, Stockholm, Sweden.
Participation: Register to Else Trägårdh; else.tragardh@securitassystems.com

Systems' Senior Management will present the report and answer questions. The press conference will also be accessible as an audio web cast (including slide presentation) at www.securitassystems.com. It will be possible to ask questions via e-mail during the audio web cast.

To follow the press conference via telephone (and participate in Q&A session), please call:
UK: +44 (0) 208 817 9301
Sweden: +46 (0) 850 520 270

For additional information:

Åsa Larsson, Head of IR and Communications	+46 (0) 70 660 7433
Else Trägårdh, Investor Relations Officer	+46 (0) 70 560 7672

END